Exhibit 99.1

ITURAN LOCATION AND CONTROL LTD. AND ITS SUBSIDIARIES

ITURAN LOCATION AND CONTROL LTD. PRESENTS
RESULTS FOR THE FIRST QUARTER 2014

Record Revenue of $45.5m; Record operating profit of $11.7m

AZOUR, Israel – May 15, 2014 – Ituran Location and Control Ltd. (NASDAQ: ITRN, TASE: ITRN), today announced its consolidated financial results for the first quarter ended March 31, 2014.

Highlights of the first quarter
•	Net subscribers adds in the quarter amounting to 17 thousand, to a record of 758 thousand as of March 31, 2014;
•	Record operating margin at 25.7%
•	EBITDA of $14.4 million or 31.7% of revenues;
•	Generated $9.6 million in operating cash flow; ended the quarter with $47.4 million in net cash (including marketable securities and deposits in escrow);
•	Dividend of $4.0 million declared for the quarter;

First Quarter 2014 Results
Revenues for the first quarter of 2014 were $45.5 million, representing a 11% growth from revenues of $41.0 million in the first quarter of 2013. 71% of revenues were from location based service subscription fees and 29% from product revenues.

Revenues from subscription fees increased 3% over the same period last year. The increase in subscription fees was primarily due to the growth in the subscriber base, which expanded from 684,000 as of March 31, 2013, to 758,000 as of March 31, 2014. While subscriber numbers increased by 11%, the weakening of the Brazilian Real and Argentinean Peso versus the US Dollar over the period reduced the revenue level in US Dollars. Excluding the exchange rate impact, the increase in revenues from services would have been 13% over the first quarter of last year.

Product revenues increased by 39% compared with the same period last year. This increase was driven primarily by increased sales in Israel and ERM.

Gross profit for the first quarter of 2014 was $23.7 million (52.2% of revenues), an increase of 11% compared with $21.4 million (52.3% of revenues) in the first quarter of 2013.

Operating profit for the first quarter of 2014 was $11.7 million (25.7% of revenues), an increase of 26% compared with an operating profit of $9.3 million (22.6% of revenues) in the first quarter of 2013.

EBITDA for the quarter was $14.4 million (31.7% of revenues), an increase of 16% compared to an EBITDA of $12.4 million (30.3% of revenues) in the first quarter of 2013.

 Net profit was US$7.3 million in the first quarter of 2014 (16.1% of revenues) or fully diluted EPS of US$0.35. This is compared with a net profit of US$6.0 million (14.7% of revenues) or fully diluted EPS of US$0.29 in the first quarter of 2013.

Cash flow from operations during the quarter was $9.6 million.

ITURAN LOCATION AND CONTROL LTD. AND ITS SUBSIDIARIES

As of March 31, 2014, the Company had net cash, including marketable securities and deposits in escrow, of $47.4 million or $2.26 per share. This is compared with $46.6 million or $2.22 per share as at December 31, 2013.

Dividend
For the first quarter of 2014, a dividend of $4.0 million was declared in line with the Company’s stated policy of issuing at least 50% of net profits in a dividend, on a quarterly basis.

Eyal Sheratzky, Co-CEO of Ituran said, “We are very pleased with our start to 2014. Most notably, we substantially increased our operating profitability in the quarter and this is despite a strong currency headwind. Our results continue to demonstrate of the strong operating leverage inherent in our business model. We look forward to maintaining our growth trend and continue to improve our margins as we move through 2014. ”

Conference Call Information

The Company will also be hosting a conference call later today, May 15, 2014 at 9am Eastern Time. On the call, management will review and discuss the results, and will be available to answer investor questions.

To participate, please call one of the following teleconferencing numbers. Please begin placing your calls a few minutes before the conference call commences. If you are unable to connect using the toll-free numbers, please try the international dial-in number.

US Dial-in Number: 1 888 281 1167
ISRAEL Dial-in Number: 03 918 0644
CANADA Dial-in Number: 1 866 485 2399
INTERNATIONAL Dial-in Number:  +972 3 918 0644
At:
9:00am Eastern Time, 6:00am Pacific Time, 4:00pm Israel Time

For those unable to listen to the live call, a replay of the call will be available from the day after the call in the investor relations section of Ituran’s website.

Certain statements in this press release are "forward-looking statements" within the meaning of the Securities Act of 1933, as amended.  These forward-looking statements include, but are not limited to, our plans, objectives, expectations and intentions and other statements contained in this report that are not historical facts as well as statements identified by words such as "expects", "anticipates", "intends", "plans", "believes", "seeks", "estimates" or words of similar meaning. These statements are based on our current beliefs or expectations and are inherently subject to significant uncertainties and changes in circumstances, many of which are beyond our control. Actual results may differ materially from these expectations due to changes in global political, economic, business, competitive, market and regulatory factors.

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ITURAN LOCATION AND CONTROL LTD. AND ITS SUBSIDIARIES

About Ituran

Ituran provides location-based services, consisting predominantly of stolen vehicle recovery and tracking services, as well as wireless communications products used in connection with its location-based services and various other applications. Ituran offers mobile asset location, Stolen Vehicle Recovery, management & control services for vehicles, cargo and personal security. Ituran’s subscriber base has been growing significantly since the Company’s inception to over 758,000 subscribers distributed globally. Established in 1995, Ituran has over 1,300 employees worldwide, provides its location based services and has a market leading position in Israel, Brazil, Argentina and the United States.

Company Contact	International Investor Relations
Udi Mizrahi udi_m@ituran.com VP Finance, Ituran (Israel) +972 3 557 1348	Ehud Helft & Kenny Green ituran@gkir.com GK Investor Relations (US) +1 646 201 9246

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ITURAN LOCATION AND CONTROL LTD.

Consolidated Interim Financial Statements
as of March 31, 2014

ITURAN LOCATION AND CONTROL LTD.

Consolidated Financial Statements
as of March 31, 2014

ITURAN LOCATION AND CONTROL LTD.

CONSOLIDATED BALANCE SHEETS

	US dollars
	March 31,	December 31,
(in thousands)	2014	2013

Current assets
Cash and cash equivalents	41,352	41,697
Deposit in escrow	4,982	4,982
Investments in marketable securities	2,350	-
Accounts receivable (net of allowance for doubtful accounts)	33,300	29,239
Other current assets	21,184	18,437
Inventories	11,800	14,506
	114,968	108,861

Long-term investments and other assets
Investments in affiliated company	1,415	1,423
Investments in other company	88	88
Other non-current assets	1,330	1,022
Deferred income taxes	3,518	3,781
Funds in respect of employee rights upon retirement	6,776	6,649
	13,127	12,963

Property and equipment, net	33,319	32,546

Intangible assets, net	686	739

?Goodwill	5,408	5,433

Total assets	167,508	160,542

ITURAN LOCATION AND CONTROL LTD.

CONSOLIDATED BALANCE SHEETS

	US dollars
	March 31,	December 31,
(in thousands)	2014	2013

Current liabilities
Credit from banking institutions	1,239	38
Accounts payable	12,027	11,436
Deferred revenues	10,730	9,852
Other current liabilities	37,641	30,276
	61,637	51,602

Long-term liabilities
Liability for employee rights upon retirement	10,083	9,607
Provision for contingencies	905	2,599
Deferred revenues	1,033	1,033
Deferred income taxes	203	216
	12,224	13,455

Stockholders’ equity	89,485	90,918
Non-controlling interests	4,162	4,567
Total equity	93,647	95,485

Total liabilities and equity	167,508	160,542

ITURAN LOCATION AND CONTROL LTD.

CONSOLIDATED STATEMENTS OF INCOME
	US dollars
	Three month period ended March 31,
(in thousands except per share data)	2014	2013

Revenues:
Location-based services	32,180	31,393
Wireless communications products	13,280	9,582
	45,460	40,975
Cost of revenues:
Location-based services	11,085	11,108
Wireless communications products	10,631	8,460
	21,716	19,568

Gross profit	23,744	21,407
Research and development expenses	591	590
Selling and marketing expenses	2,285	2,390
General and administrative expenses	9,203	8,710
Other expenses ( income), net	(35)	456
Operating income	11,700	9,261
Financing income, net	125	61
Income before income tax	11,825	9,322
Income tax	(3,920)	(3,084)
Net income for the period	7,905	6,238
Less: Net income attributable to non-controlling interest	(577)	(236)
Net income attributable to the Company	7,328	6,002

Basic and diluted earnings per share attributable to Company’s stockholders	0.35	0.29

Basic and diluted weighted average number of shares outstanding (in thousands)	20,968	20,968

ITURAN LOCATION AND CONTROL LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	US dollars
	Three month period ended March 31,
(in thousands)	2014	2013

Cash flows from operating activities
Net income for the period	7,905	6,238
Adjustments to reconcile net income to net cash from operating activities:
Depreciation amortization and impairment of goodwill	2,693	3,163
Exchange differences on principal of deposit and loans, net	(23)	97
Losses in respect of trading marketable securities	105	-
Increase in liability for employee rights upon retirement	520	490
Deferred income taxes	(472)	(389)
Capital losses (gains) on sale of property and equipment, net	(46)	14
Increase in accounts receivable	(4,195)	(4,536)
Decrease (Increase) in other current assets	(2,007)	222
Decrease in inventories	2,639	2,672
Decrease in accounts payable	(419)	(2,057)
Increase in deferred revenues	928	1,388
Increase in other current liabilities	2,053	1,572
Net cash provided by operating activities	9,681	8,874

Cash flows from investment activities
Increase in funds in respect of employee rights upon retirement, net of withdrawals	(158)	(142)
Capital expenditures	(3,022)	(2,569)
Investments in marketable securities	(2,783)	-
Deposit	(156)	222
Proceeds from sale of property and equipment	230	144
Net cash used in investment activities	(5,889)	(2,345)

Cash flows from financing activities
Short term credit from banking institutions, net	1,201	268
Repayment of long term loans	-	(11)
Dividend paid	(3,616)	(2,570)
Dividend paid to non-controlling interest	(736)	-
Net cash provided by (used in) financing activities	(3,151)	(2,313)

Effect of exchange rate changes on cash and cash equivalents	(986)	173

Net increase (decrease) in cash and cash equivalents	(345)	4,389
Balance of cash and cash equivalents at beginning of the period	41,697	29,453
Balance of cash and cash equivalents at end of the period	41,352	33,842

Supplementary information on investing activities not involving cash flows:
In February 2014, the Company declared a dividend in an amount of US$ 7.8 million. The dividend will be paid in April 2014.

During the three month period ended March 31, 2014, the Company purchased property and equipment in an amount of US$ 1,190 thousand using a directly related liability.